CORRESP.

Law Offices Silver, Freedman, Taff & Tiernan LLP A Limited Liability Partnership Including Professional Corporations

3299 K STREET, N.W., SUITE 100 WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTTLAW.COM

VIA EDGAR

July 16, 2021

John Stickel, Esq.

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalyst Bancorp, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
File No. 333-254200

Dear Mr. Stickel:

On behalf of Catalyst Bancorp, Inc. (the “Company”), the proposed holding company for St. Landry Homestead Federal Savings Bank (the “Bank”), enclosed for filing is Pre-Effective Amendment No. 3 to the above referenced amended Registration Statement on Form S-1 (“Amendment No. 3”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on June 9, 2021 (“Amendment No. 2”).

Amendment No. 3 is filed in response to the staff’s comment letter issued on June 23, 2021 with respect to Amendment No. 2. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where Amendment No. 3 has been revised in response to such comments.

John Stickel, Esq.

July 16, 2021

Amendment No. 2 to Registration Statement on Form S-1

Comparison of Operating Results for the Three Months Ended March 31, 2021 and 2020 Non-Interest Expense, page 54

1.	We note your disclosure describing the recent discovery of an apparent fraud involving the hacking of a customer's email account and subsequent unauthorized transfer of funds, which is expected to result in an approximate $116,000 ($92,000 net after tax) charge to earnings in the quarter ended June 30, 2021. Please revise your subsequent event footnote beginning on page F-33 to similarly describe the nature of this event, including the estimated financial effect and a detailed understanding of the insurance available to mitigate your potential maximum loss associated with this apparent fraud. Refer to ASC 855-10-50-2 for guidance.

In accordance with AS 3110.08, an unaudited footnote number 18 has been added to the December 31, 2020 audited financial statements to disclose the Type 2 subsequent event. The audit opinion will not be redated. As further described in the response to comment No. 2, the net pre-tax loss to the Bank is $50,000. The disclosure at pages 19, 61 and 63 in the prospectus included in Amendment No. 3 related to the fraud has been revised and updated.

2.	As a related matter, please provide us with additional detailed background information describing this apparent fraud, including a timeline of the apparent fraud, and tell us how you determined that this apparent fraud activity was a Type II nonrecognized subsequent event and not a Type I recognized event as of March 31, 2021. Refer to ASC 855-10-25 for guidance.

Supplementally, please be advised that the initial fraudulent contact to the Bank was on April 26, 2021, and the $250,000 wire that was the subject of the fraud was executed on April 27, 2021. The discovery of the fraud was on April 28, 2021 and attempts to recover the funds began on that day, including contacting the financial institution that was the recipient of the wire. On May 25, 2021, a recovery of funds in the amount of $134,096 was received from the recipient financial institution. On June 23, 2021, the Bank received notification of coverage under their Financial Institution Professional Liability policy with the Bank’s insurance carrier and $65,904 (the amount of the loss less the loss retention amount under the insurance policy) was remitted to the Bank from the insurance company. As a result of the recoveries, the net loss to be recognized by the Bank is $50,000 pretax. Since the fraudulent activity occurred in April of 2021, it is considered to be a Type 2 subsequent event for the quarter ended March 31, 2021.

Notes to Financial Statements

Note 17 Subsequent Event - Adjustment of Financial Statements, page F-33

3.	We note your disclosure describing management's discovery of an error in the accrual of salaries and employee benefits for the fiscal years ended 2019, 2020, and 2021, which was identified subsequent to March 12, 2021. We also note that your disclosure that management has adjusted the 2020 and 2019 financial statements for the under-accrual of salaries and employee benefits and the related income tax benefit and that you believe the error is expected to be material to the 2021 financial statements. Please tell us, and revise your disclosure to clarify, whether you have similarly adjusted the financial statements for the quarter ended March 31, 2021. If no adjustment was recorded, please explain and tell us how and when you plan to correct the portion of the error related to fiscal year 2021 along with the authoritative guidance relied upon in making this determination. Refer to ASC 855-10-25-1.

John Stickel, Esq.

July 16, 2021

The March 31, 2021 financial statements included in the prospectus in Amendment No. 2 to the S-1 were adjusted for the salaries and employee benefits accrual understatements related to 2020, 2019 and prior years. The balance sheet accounts, including equity, were adjusted for the same amounts as at December 31, 2020. The additional error for the three months ended March 31, 2021 was an overstatement of salary and benefits of approximately $4,100 or 2.3% of pre-tax income and was not recorded due to the immaterial nature of the error. The $4,100 will be recorded in the second quarter of 2021. Materiality was evaluated in accordance with ASC 105-10-5-6 and ASC 250-10-S99.

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If you have any further questions or comments on Amendment No. 3, please do not hessite to contact the undersigned at (202) 295-4530.

Very truly yours,

/s/ Hugh T. Wilkinson
Hugh T. Wilkinson

cc: Joseph B. Zanco